Exhibit 2.1
ASSET PURCHASE AGREEMENT
among
DELTA COMPUTEC INC.,
VIEWCAST.COM, INC.
and
DELTA COMPUTEC LLC
Dated as of
October 11, 2005

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 11, 2005, by and among Delta Computec Inc., a Delaware corporation (“Seller”), ViewCast.com, Inc. dba ViewCast Corporation, a Delaware corporation (“Shareholder”) and Delta Computec LLC, a New Jersey limited liability company (“Buyer”).
RECITALS
     WHEREAS, Seller is engaged in the Business;
     WHEREAS, Shareholder is the sole shareholder of Seller and has determined that it is in the best interests of Seller to sell the Acquired Assets (as defined herein) to Buyer as set forth herein;
     WHEREAS, Buyer wishes to purchase and acquire from Seller, and Seller wishes to sell, assign and transfer to Buyer, the Acquired Assets, and Buyer has agreed to assume the Assumed Liabilities, all for the consideration, and upon the terms and subject to the conditions, herein set forth (the “Acquisition”); and
     NOW, THEREFORE, in consideration of the premises and of the representations, warranties and covenants hereinafter set forth, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1
DEFINITIONS
     1.1. Definitions. The definitions set forth in Exhibit A are incorporated herein by reference.
ARTICLE 2
BASIC TRANSACTION
     2.1. Purchase and Sale of Acquired Assets and Liabilities. In consideration of the payment of the Purchase Price, as set forth in Article 3 (the “Purchase Price”), on the Closing Date, and subject to the terms of this Agreement (A) the Seller will sell and transfer to Buyer substantially all of its operating assets, property, rights, and good-will associated with the Business including, among other items, the name of the Seller and the Seller’s intellectual property used in connection with the Business, including (i) the “Assets” as identified on Schedule 2.1, and (ii) the “Assumed Customer Contracts” described on a list dated as of the date hereof and delivered by Seller and acknowledged to have been received by Buyer, which list is not attached to this Agreement for confidentiality reasons, which list will be updated at Closing to include the customer name and remaining contract value of each Assumed Customer Contract that is used to calculate the aggregate Assumed Customer Contracts Value as set forth in Section 3.3(A) (the Assets and the Assumed Customer Contracts transferred at Closing are collectively referred to herein as the “Acquired Assets”) and (B) Buyer will assume and be obligated to satisfy the Assumed Liabilities as described in Section 2.3. (The Acquired Assets and Assumed Liabilities transferred at Closing are collectively referred to herein as the “Acquired Assets and Liabilities.”)
     2.2. Excluded Assets. Notwithstanding anything herein to the contrary, the Acquired Assets and Liabilities will not include (A) any Acquired Assets and Liabilities for which a third party consent is required by this Agreement at Closing, where such third party consent is not obtained or waived; (B) any of the assets set forth in Schedule 2.2 or (C) any assets relating to any Plan (collectively the “Excluded Assets”).

     2.3. Assumption of Liabilities. As of the close of business on the Closing Date and thereafter, Buyer shall assume and agree to pay, honor, perform and discharge when due, and shall indemnify and hold Seller harmless with respect to all liabilities set forth on Schedule 2.3. Such liabilities collectively shall be deemed the “Assumed Liabilities” and shall include the following:
     (A) all liabilities of Seller to be performed from and after the Closing Date and listed on Schedule 2.3 that are assumed by Buyer at the Closing;
     (B) all liabilities and obligations of Seller under the Assumed Customer Contracts and other Contracts assumed by Buyer at the Closing;
     (C) any liabilities or obligations resulting from consents not being obtained prior to the assignment of the Assumed Customer Contracts;
     (D) except for the Excluded Liabilities, all liabilities and obligations on or after the Closing Date that relate to or arise out of the conduct of the Business after the Closing Date; and
     (E) any COBRA obligations to former employees of Seller under Section 54-4980B-9 of the Income Tax Regulations.
     2.4. Excluded Liabilities. Buyer shall not assume or in any way be responsible for, and Seller shall remain responsible for, the following liabilities or obligations of Seller and shall indemnify and hold Buyer harmless with respect to such liabilities and obligations:
     (A) any liability for Excluded Assets;
     (B) any intercompany liabilities with Seller’s consolidating group excluding trade payables incurred as a reseller;
     (C) any liability for Taxes relating to the Business or incurred by Seller, attributable to a period through the Closing Date, regardless of when such Taxes first became or become due;
     (D) any Taxes imposed on Seller in connection with this Agreement and the transactions proposed hereby;
     (E) any liabilities, claims, damages, and obligations of Seller to any of its current or former employees arising out of their employment with Seller, and all liabilities, claims, damages, and obligations associated with the Plans;
     (F) any successor liability whether as a result of any litigation, agency claims or otherwise related to Seller’s actions or activities through the Closing Date that may be incurred whether or not such liability is known, unknown or contingent;
     (G) any liabilities of Seller with respect to any retention, incentive or similar payments from Seller relating to the sale of the Acquired Assets;
     (H) any Taxes or liabilities for which Shareholder is directly responsible; and
     (I) any liability that is not specifically assumed by Buyer hereunder including taxes due but not owing and liens of materialmen, mechanics, warehousemen, carriers or other liens arising in the ordinary course of business unless such liabilities are affirmatively assumed by Buyer hereunder.
     The liabilities that are excluded under this Section 2.4 are deemed “Excluded Liabilities.”

ARTICLE 3
CLOSING AND PURCHASE PRICE
     3.1. Closing. The closing (the “Closing”) of the purchase and sale of the Acquired Assets and Liabilities will take place at the offices of Seller, on or before November 11, 2005 or at such other time or date as agreed among the parties (the “Closing Date”). If, however, the transaction cannot close due to a party’s failure to satisfy the closing conditions set forth in Articles 9 and 10, the party imposing such closing condition may with five (5) days prior written notice to other party extend the Closing Date to November 30, 2005 which date shall be the new Closing Date. Notwithstanding the time of the Closing, the Closing shall be deemed to have occurred as of 5:00 p.m. eastern time on the Closing Date.
     3.2. Purchase Price. Subject to Section 3.3, the Purchase Price will consist of the assumption of the Assumed Liabilities by Buyer and the payment by Buyer to Seller of an amount equal to Three Million Three Hundred Thousand dollars ($3,300,000.00), which will be paid in the following manner:
     (A) at the Closing, Buyer will pay the Seller the sum of Three Million Dollars ($3,000,000.00) in cash or by wire transfer to an account designated by Seller;
     (B) subject to meeting the criteria set forth in Section 3.3, within sixty days after the twelve month Contract Valuation Date (the “Twelve Month Payment Date”), Buyer will pay the Seller the sum of One Hundred Thousand dollars ($100,000.00) in cash or by wire transfer to an account designated by Seller;
     (C) subject to meeting the criteria set forth in Section 3.3, within sixty days after the twenty-four month Contract Valuation Date (the “Twenty-Four Month Payment Date”), Buyer will pay the Seller the sum of One Hundred Thousand dollars ($100,000.00) in cash or by wire transfer to an account designated by Seller; and
     (D) subject to meeting the criteria set forth in Section 3.3, within sixty days after the thirty-six month Contract Valuation Date (the “Thirty-Six Month Payment Date”), Buyer will pay the Seller the sum of One Hundred Thousand dollars ($100,000.00) in cash or by wire transfer to an account designated by Seller.
     3.3. Adjustment to Purchase Price.
     (A) The Purchase Price to be paid after the Closing in cash pursuant to Section 3.2(B, C and D) shall be paid within sixty days after the Twelve Month Payment Date, Twenty-Four Month Payment Date and Thirty-Six Month Payment Date, as applicable. The Assumed Customer Contracts assigned to Buyer for the period from September 1, 2004 through August 31, 2005 have been represented by Seller to have an aggregate contract value (the “Assumed Customer Contracts Value”) of $8,502,264 with the Assumed Customer Contracts Value to be recalculated for the one year period through the end of the month prior to the Closing Date on a consistent basis.
     (B) On the last day of that period ending on the twelfth full month of operation subsequent to the Closing Date, the twenty-fourth full month of operation subsequent to the Closing Date and the thirty-sixth full month of operation subsequent to the Closing Date (each, a “Contract Valuation Date”), Buyer will determine the aggregate Contract Value for the twelve months of operation prior to the Contract Valuation Date as applicable. Within twenty (20) days after each Contract Valuation Date, Buyer will provide Seller with a statistical report showing the aggregate Contract Value as of each such date, as applicable. The Contract Value so determined will include (a) the remaining value of Assumed Customer Contracts prior to each Contract Valuation Date, (b) any additional value attributable to any extension or renewal of, or addenda to, any such Assumed Customer Contracts, (c) any new contracts executed between Buyer and any of the counterparts to the Assumed Customer Contracts, excluding separate parents or subsidiaries not included in the Assumed Customer Contracts as set forth on the list of Assumed Customer Contracts provided by Seller to Buyer as of the Closing Date, and (d) any customer contracts entered into within 90 days of the Closing Date with the bidders or recipients of written quotes set forth on Schedule 3.3(B) as updated through the Closing Date (collectively, the “Contract Value”). The value of any new customer contracts entered into between Buyer and any customer not falling within one of the categories set forth above or from a customer contract acquired by Buyer from a company other than Seller will be excluded from any determination of the Contract Value for purposes of this calculation.
     (C) If on any Contract Valuation Date, the aggregate Contract Value is equal to or greater than 90% of the Assumed Customer Contracts Value at the Closing Date, Buyer shall be required to pay to Seller the One Hundred Thousand Dollar ($100,000.00) payment due pursuant to Section 3.2(B, C and/or D), as applicable.
     (D) If on any Contract Valuation Date, the aggregate Contract Value is less than 90% of the Assumed Customer Contracts Value on the Closing Date, Buyer shall have no obligation to pay the amount due pursuant to Section 3.2(B, C and/or D) for the Contract Valuation Date period that such minimum value has not been attained.
     (E) Buyer shall have the right to offset against any payments due to Seller pursuant to Section 3.2(B, C and/or D) an amount up to a maximum of $87,500 less any sublease income that is received and less any Free Space Rental Value for the 18,500 square feet of the Teterboro Lease that is subleased (the “Sublease Space”) from the Closing Date through July 31, 2006 (the “Sublease Period”) provided that for the Sublease Period the Buyer shall use its best efforts to sublease the Sublease Space, including, but not limited to, listing such Sublease Space with a recognized commercial leasing broker at a current commercial rate. In addition, if Buyer or any other person is using any or all of the Sublease Space during the Sublease Period and, with respect to a person other than the Buyer, is not paying rent (the “Free Space”), the rental value attributable to the Free Space during that period (the “Free Space Rental Value”) shall be calculated by multiplying the square footage of the Free Space times $7.00 per square foot (annual rate) and then prorated for the period of time utilized as Free Space.
     3.4. Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets in a manner determined by Buyer, and Buyer shall provide this allocation to Seller. Buyer and Seller agree that they shall not take any position or action inconsistent with such allocation in the filing of any income Tax Returns.
     3.5. Deliveries. At the Closing:
     (A) Buyer shall deliver to Seller the cash to be delivered at Closing and the other agreements, instruments, certificates and other documents required to be delivered by Buyer pursuant to Article 10; and
     (B) Seller shall deliver to Buyer (i) the agreements, instruments of transfer, certificates and other documents required to be delivered by Seller pursuant to Article 9 and (ii) possession of the Acquired Assets and Liabilities.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF SELLER AND SHAREHOLDER
     Except as set forth in the disclosure schedules delivered to Buyer contemporaneously herewith (“Seller’s Disclosure Schedule”), Seller and Shareholder represent to Buyer the following:
     4.1. Organization, Standing, Etc. of Seller. Seller (A) is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to carry on its business as currently conducted by it and to own or lease and to operate the properties used by it; and (B) is qualified to do business in each state of the United States in which the Business is conducted that requires such qualification, except where the failure to so qualify would have a Material Adverse Effect on the Business. For the purposes of this Agreement, a “Material Adverse Effect on the Business” means any and all material adverse change(s) in, or material adverse effect(s) on, the assets, liabilities, financial condition, business or operations of the Acquired Assets and Liabilities or the Business.
     4.2. Corporate Authorization. The execution, delivery and performance of this Agreement and all other documents executed or to be executed pursuant to this Agreement by Seller, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of Seller and do not conflict in any material respect with its charter or bylaws. This Agreement has been duly executed and delivered by a duly authorized officer of Seller. Shareholder owns all of the capital stock of Seller free and clear of all claims, options, warrants, agreements or other rights except for the credit note and security agreement with the Ardinger Family Partnership, LTD. No stockholder vote by the stockholders of Shareholder is required for Seller to enter into and/or perform it obligations under this Agreement, subject to confirmation by the legal opinion described in Section 10.10.
     4.3. Enforceability. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms, except to the extent such enforceability is limited by bankruptcy, insolvency or similar laws affecting creditor’s rights and remedies or by equitable principles.
     4.4. Governmental Authorizations and Third Party Consents. Except (i) for certain Assumed Customer Contracts, (ii) as set forth on Schedule 4.4, or (iii) as included on Schedule 9.5(A) or Schedule 9.5(B), no consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority or third party are required to be obtained or made by Seller in connection with the execution, delivery, performance, validity and enforceability of this Agreement, other than consents, licenses, approvals, authorizations, registrations or declarations, where the failure to obtain such would not have a Material Adverse Effect on the Business.
     4.5. Financial Statements and Undisclosed Liabilities. Seller has delivered to Buyer the following [audited] financial statements, each as of and for the year-ended December 31, 2004 (the “Financial Statements Date”): (a) income statement of the Business and (b) balance sheet for the Business (such statements hereinafter being referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP consistently applied and fairly present in all material respects the financial condition, the Acquired Assets and Liabilities and the results of operation of the Business at the dates thereof and for the periods covered thereby, except as set forth on Schedule 4.5. Except as set forth on Schedule 4.5, and normal year-end adjustments (which in the aggregate will not be material to the Financial Statements), Seller has no liability (and there is no basis for any present or future action, suit, investigation, claim or other similar action that would reasonably give rise to any liability) that (i) is not disclosed on the face of the balance sheet or on the notes thereto or (ii) did not arise in the ordinary course of business.

     4.6. Absence of Certain Changes or Events. Since the Financial Statements Date, Seller has conducted its operations related to the Business in the ordinary course of business except as set forth on Schedule 4.6.
     4.7. Title to Acquired Assets.
     (A) Except as set forth on Schedule 4.7(A), and except for equipment that is subject to leases, or conditional sales agreements, finance leases and similar agreements (collectively the “Equipment Leases”), Seller is the sole owner of or has other valid ownership rights in the Acquired Assets (other than real property which is addressed in Section 4.7(B)). Seller’s right, title and interest in equipment that is subject to an Equipment Lease is included in the Acquired Assets, subject to assignment to Buyer and assumption by Buyer of the obligations thereunder.
     (B) Seller owns no real property. Seller has full right and authority to occupy its leased premises. Such lease is in full force and there are no defaults by Seller under said lease and, to Seller’s Knowledge, there are no defaults under said lease by any other party. Seller’s right, title and interest in the applicable real property leases are included in the Acquired Assets, subject to assignment to Buyer and assumption by Buyer of the obligations thereunder.
     4.8. Transferred Intellectual Property. Seller owns, or is licensed or otherwise possesses the right to use all Seller’s intellectual property. The Seller’s intellectual property acquired by Buyer is all the intellectual property necessary to conduct the Business substantially as currently conducted by Seller in all material respects.
     4.9. Contracts. Seller has made available to Buyer a copy or description of each of the Assumed Customer Contracts and other Seller Contracts that are used in the Business. All of Seller’s right, title and interest in these Assumed Customer Contracts and other Contracts will be assigned to Buyer at Closing to the extent such Assumed Customer Contracts and other Contracts can be assigned. Except for certain Assumed Customer Contracts and except as set forth on Schedule 9.5(A) or 9.5(B), no consent or approval of the other contracting party to any Contract that is material to the Business is required to be obtained for the consummation of the transactions contemplated herein.
     4.10. Litigation and Product Liability. Except as set forth on Schedule 4.10, no actions, suits, proceedings or governmental investigations are pending against Seller or, to Seller’s Knowledge, threatened, involving the Business or the Acquired Assets and Liabilities at law or in equity or before any Governmental Authority, or have been settled, dismissed or resolved since January 1, 2005, that would have a Material Adverse Effect on the Business following the Closing Date. As of the date of this Agreement, Seller is not subject to any judgment, stipulation, order or decree arising from any action, suit, proceeding or investigation. Except as set forth on Schedule 4.10, to Seller’s Knowledge, Seller has no liability or basis for any liability arising out of any injury to individuals or property as the result of the ownership, use or possession of any product or service, sold, leased or delivered by Seller.
     4.11. Licenses and Permits. Seller has all licenses, permits and other authorizations from Governmental Authorities necessary for the conduct of the Business (the “Permits”) as conducted by Seller prior to the date hereof, except where the failure to have such Permits would not have a Material Adverse Effect on the Business.
     4.12. Adequacy of Assets. Except as set forth on Schedule 4.12, the Acquired Assets are sufficient for the conduct of the Business on the Closing Date and immediately thereafter in substantially the same manner in which it has been conducted by Seller since January 1, 2005.
     4.13. Compliance with Other Instruments and Laws. The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not conflict with or result in any violation of or default under any provision or any mortgage, indenture, trust, lease, partnership or other agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or any of its properties or assets, the result of which would (either individually or in the aggregate) have a Material Adverse Effect on the Business or would materially impair Seller’s ability to consummate the Contemplated Transactions. Except as set forth on Schedule 4.13(A), Seller has complied and is in compliance, with all other Applicable Laws applicable to Seller or any of the Acquired Assets and Liabilities or the Business, the failure with which to so comply would have a Material Adverse Effect on the Business, and no basis exists for any claim of default under or violation of any such statute, law, ordinance, regulation, rule, permit, judgment, order, or decree except as such defaults or violations, if any, the resulting claims for default or violation of which would not have a Material Adverse Effect on the Business. Except as set forth on Schedule 4.13(B), Seller has paid all sales and use Taxes that are due and payable with respect to the Business.
     4.14. Accounts Receivable. The accounts receivable (net of the accounts receivable/bad debt reserve), constituting a portion of the Acquired Assets, are good and valid receivables arising from the sale of goods and services in the ordinary course of business.
     4.15. Brokers. Except as set forth on Schedule 4.15, no agent, broker, person or firm acting on behalf of Seller or Parent is, or will be, entitled to any commission or broker’s fees or finder’s fees from Seller or Parent in connection with any of the Contemplated Transactions. Buyer shall have no obligation or liability to any entity or person set forth on Schedule 4.15 or otherwise with respect to any such commissions, brokers or finders fee.
     4.16. Employees and Benefits.
     (A) Schedule 4.16(A) sets forth a true and correct list of all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten), and any trust, escrow or other agreement related thereto which currently is sponsored, established, maintained or contributed to or required to be contributed to by the Seller or for which the Seller has any liability, contingent or otherwise (the “Plans”). Seller has maintained and operated each Plan that is a group health plan in compliance with Section 4980B and 9801 of the Code, comparable state laws and Sections 601 et seq. and 701 et seq. of ERISA, including providing all required notices to its current and former employees.
     (B) Each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code and each of the Plans intended to qualify under Section 401 of the Code (“Qualified Plans”) so qualifies and has received a determination letter from the IRS to such effect and the trusts maintained thereto are exempt from federal income taxation under Section 501 of the Code and nothing has occurred or is expected to occur with respect to the operation of any such plan that would result in the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.
     (C) To Seller’s Knowledge, there are no pending, threatened or anticipated disputes, lawsuits, investigations, audits, complaints or claims (other than routine claims for benefits) by, on behalf of, or against any of the Plans or any trust related thereto, except as individually or in the aggregate would not result in any material loss to Buyer or the imposition of any encumbrance or lien on the Acquired Assets.

     (D) Neither Seller nor any trade or business (whether or not incorporated) which is or at any time within the six (6) year period preceding the date of this Agreement would have been treated as a “single employer” with Seller under Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”) has at any time within the six (6) year period preceding the date of this Agreement, sponsored, contributed to, had an obligation to contribute to or otherwise participated in any Plan that is subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan” (as defined in Section 3(37) of ERISA) with respect to which Buyer would have any loss or that could result in an encumbrance or lien attaching to any Acquired Assets.
     (E) Neither Seller nor any officer, partner, director or employee of Seller nor any affiliate of Seller has committed a material breach of any responsibility or obligation imposed upon fiduciaries by ERISA (if and only to the extent that such persons or entities, as the case may be, are fiduciaries under ERISA) or engaged in any non-exempt prohibited transaction with respect to any of the Plans, which could reasonably be expected to result in a material fine or penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 1975 of the Code for Buyer after the Closing Date.
     (F) Buyer shall not assume any obligations under or liabilities with respect to any of the Plans, except with respect to any health care continuation coverage as may be required under Section 4980B of the Code and Income Tax Regulations thereunder and not otherwise provided for in the Agreement.
     (G) Schedule 4.16(D) sets forth a true and complete list of all current and former employees of Seller, including each person employed by Seller, who: (i) as of the Closing Date is receiving health care continuation coverage under Section 4980B of the Code; (ii) is eligible, as of the Closing Date, to receive health care continuation coverage under Section 4980B of the Code but elected not to receive such coverage; or (iii) will be eligible to elect health care continuation coverage under Section 4980B of the Code in connection with the sale (as such phrase is described in Section 54.4980B-9, Q&A-8 of the Income Tax Regulations) contemplated by this Agreement.
     4.17. Taxes.
     (A) Seller has timely filed or caused to be timely filed, or is on extension with, all federal, state and local Tax Returns for all federal, state and local Taxes; all such Tax Returns are proper, complete and accurate in all material respects; and all amounts showing thereon have been paid.
     (B) Seller has paid or caused to be paid all Taxes due or has reserved for all Taxes that have become due and shall pay any such Taxes due but unpaid on a timely basis.
     (C) The amounts set up as provisions for Taxes on Seller’s Financial Statements are, to Seller’s Knowledge, sufficient for the payment of all accrued and unpaid Taxes of any kind.
     (D) Except as set forth on Schedule 4.17, Seller has not received and/or has no Knowledge of any notice of deficiency or assessment with respect to Seller, or any of the Acquired Assets, or any basis for any of the foregoing, from any taxing authorities. Seller has not been notified by the Internal Revenue Services that it intends to audit the federal income Tax Returns of Seller.
     (E) Except as set forth on Schedule 4.17, there is no litigation, governmental or other proceeding (formal or informal), or investigation pending, or to Seller’s Knowledge, threatened, with respect to any such federal, state or local Tax Return. There are no Tax liens upon, pending against or, to Seller’s Knowledge, threatened against any Acquired Assets.

     4.18. Relationship with Suppliers and Customers. Each agreement, contract, with a supplier or a customer is a valid and binding agreement and is in full force and effect, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles. Seller has performed in all material respects all contractual obligations required to be performed by it to date, is not in default under any agreement and has not taken any action which constitutes, or with notice or lapse of time or both would constitute, a default under agreements. To Seller’s Knowledge, no other party to any agreement is in default in the performance of its obligations thereunder or has taken any action that constitutes, or with notice or lapse of time or both would constitute, a breach or anticipatory breach thereof.
     4.19. Insurance Coverage. Seller has made available to Buyer true and complete copies of all of the insurance policies covering the assets, business, operations, employees, officers and directors of Seller. There is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid and Seller has complied in all material respects with the terms and conditions of all such policies. Such policies of insurance (or other policies providing substantially similar insurance coverage) are in full force and effect. Since the last renewal date of any insurance policy, there has not been any material adverse change in the relationship of Seller with its insurers or the premiums payable pursuant to such policies.
     4.20. Employment Matters.
     4.20.1. Seller is in material compliance with all laws in respect of employment and employment practices, terms and conditions of employment and wages and hours. Seller has not engaged in any unfair labor practice, no unfair labor practice complaint is pending before the National Labor Relations Board, there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against Seller. Seller is not a party to any collective bargaining agreement. No representation question exists regarding employees and, except as specifically set forth on Schedule 4.20.1, no claim in respect of the employment of any employee has been asserted and is currently pending or threatened against Seller.
     4.20.2. A complete and accurate list has been provided separately to Buyer of the following information for each employee, including each employee on leave of absence or layoff status: (i) name, (ii) job title, (iii) current compensation paid or payable, (iv) vacation accrued, (v) service credited for purposes of vesting and eligibility to participate under any pension, retirement, profit sharing, thrift savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), (vi) severance pay, insurance, medical, welfare or vacation plan, or other benefit plan, and (vii) all bonuses which have been paid by said Seller to employees of said Seller since the Balance Sheet Date.
     4.21. Inventory. All inventory net of reserve, if any, (a) consists of a quality useable and saleable in the ordinary course of business, and (b) is valued in accordance with GAAP at the lower of cost or market. All inventory is located (i) at the location currently occupied by Seller for the operation of the Business, or (ii) is in transit therefrom in the ordinary course of business.
     4.22. Delivery of Documents; Accurate Disclosure. None of the representations and warranties set forth herein, or in any other agreement, certificate or instrument delivered hereunder, (i) is false or misleading in any material respect, (ii) contains or will contain any untrue statement of a material fact, or (iii) omits any statement or material fact necessary to make the same, in light of the circumstances in which they were made, not misleading.
     4.23. Environmental Matters. Seller is and at all times has been, in compliance with, and has not been and is not in violation of or liable under, any environmental law. Neither Seller nor any other person for whose conduct Seller is or may be held to be responsible, has received, any actual or threatened order, notice, or other communication from (i) any governmental body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of Seller’s facility, of any actual or potential violation or failure to comply with any environmental law, or of any actual or threatened obligation to undertake or bear the cost of any environmental law, or of any actual or threatened obligation to undertake or bear the cost of any environmental, health, or safety liabilities with respect to the facility of Seller or any other properties or assets in which Seller has used or occupied or with respect to any property or facility at or to which hazardous materials were generated, manufactured, refined, transferred, imported, used, or processed by Seller or any other person for whose conduct they are or may be held responsible, or from which hazardous materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.
     There are no pending or, to Seller’s Knowledge, threatened claims, encumbrances, or other restrictions of any nature, resulting from any environmental, health, and safety liabilities or arising under or pursuant to any environmental law, with respect to or affecting any of the facilities.
     Seller and Shareholder have no knowledge or any basis to expect, nor has Seller or, to Seller’s Knowledge, any other person for whose conduct they are or may be held responsible, received any citation, directive, inquiry, notice, order, summons, warning, or other communication that relates to hazardous activity, hazardous materials, or any alleged, actual, or potential violation or failure to comply with any environmental law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any environmental, health, and safety liabilities with respect to any facility or with respect to any property or facility to which hazardous materials generated, manufactured, refined, transferred, imported, used, or processed by Seller or any other person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.
     There are no hazardous materials present on or in the environment at the facility, including any hazardous materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the facility or, to Seller’s Knowledge, such adjoining property, or incorporated into any structure therein or thereon. Neither Seller nor, to Seller’s Knowledge, any other person for whose conduct it is or may be held responsible, nor any other person, has permitted or conducted, or is aware of, any hazardous activity conducted with respect to the facility or any other properties or assets (whether real, personal, or mixed) in which Seller has used, occupied or had an interest.
     There has been no release or, to the knowledge of Seller or Shareholder, threat of Release, of any hazardous materials at or from the facility or, to Seller’s Knowledge, at any other locations where any hazardous materials at or from the facility or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the facility, or from or by any other properties and assets (whether real, personal, or mixed) in which Seller has used, occupied or had an interest.
     Seller has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller pertaining to hazardous materials or hazardous activities in, on, or under the facility, or concerning compliance by Seller or any other person for whose conduct they are or may be held responsible, with environmental laws.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
     Except as set forth in the disclosure schedules delivered to Seller contemporaneously herewith (“Buyer’s Disclosure Schedule”), Buyer hereby represents and warrants to Seller the following:

     5.1. Organization and Standing of Buyer. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the state of its organization and has all requisite company power and authority to carry on its business as currently conducted by it.
     5.2. Corporate Authorization. The execution, delivery and performance of this Agreement and all other documents executed or to be executed pursuant to this Agreement by Buyer, and the consummation of the Contemplated Transactions by Buyer, have been duly authorized by all necessary company action on the part of Buyer and do not conflict in any material respect with its certificate of organization or limited liability company agreement. This Agreement has been duly executed and delivered by a duly authorized officer of Buyer.
     5.3. Enforceability. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms, except to the extent that enforceability is limited by bankruptcy, insolvency or similar laws affecting creditor’s rights and remedies or by equitable principles.
     5.4. Compliance with Other Instruments and Laws. The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not conflict with or result in any violation of or default under any provision of any mortgage, indenture, trust, lease, partnership or other agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or any of its properties or assets, the result of which would (either individually or in the aggregate) have a material adverse effect on the operations or financial condition of Buyer and its subsidiaries, taken as a whole (a “Material Adverse Effect on Buyer”), or would materially impair Buyer’s ability to consummate the Contemplated Transactions.
     5.5. Governmental Authorizations and Third-Party Consents. Except as set forth on Schedule 5.5, no consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority or any third party, are required to be obtained or made by Buyer in connection with the execution, delivery, performance, validity and enforceability of this Agreement or the operation of the Business by Buyer other than the consents, licenses, approvals, authorizations, registrations or declarations, where the failure to obtain such would not have a Material Adverse Effect on Buyer.
     5.6. Litigation. No action, suit, proceeding or governmental investigation is pending or, to Buyer’s Knowledge, threatened, against Buyer or its properties, at law or in equity or before any Governmental Authority that seeks to question, delay or prevent the consummation of the Contemplated Transactions.
     5.7. Brokers. Except as set forth on Schedule 5.7, no agent, broker, person or firm acting on behalf of Buyer or its members is, or will be, entitled to any commission or broker’s fee or finder’s fees from Buyer in connection with any of the Contemplated Transactions. Seller shall have no obligation or liability to any entity or person set forth on Schedule 5.7 or otherwise with respect to any such commissions, brokers or finders fee.
ARTICLE 6
COVENANTS OF SELLER
     Seller agrees to the following covenants with respect to itself:
     6.1. Conduct of Business.

     (A) Except as set forth on Schedule 6.1 or as may be otherwise expressly permitted by this Agreement, or with the prior consent of Buyer, until the earlier of the Termination Date or the Closing Date, Seller will: (i) operate the Business only in the ordinary course; (ii) use commercially reasonable efforts to preserve intact the organization of the Business; (iii) continue in full force and effect all existing insurance and similar policies of or relating to the Business; and (iv) use commercially reasonable efforts to preserve each of Seller’s relationships with its suppliers, customers, licensors and licensees and others having business dealings with Seller relating to the Business.
     (B) Without limiting the generality of Section 6.1(A), until the earlier to occur of the Termination Date or the Closing, and except as may be otherwise expressly permitted by this Agreement or with the prior written consent of Buyer, which shall not be unreasonably withheld, delayed or conditioned, Seller shall not, with respect to the Business:
     (i) enter into any transaction in excess of Ten Thousand dollars ($10,000) in connection with the Business outside the ordinary course of business;
     (ii) conduct the Business in a manner that departs materially from the manner in which the Business was being conducted prior to the date of this Agreement;
     (iii) sell, lease, transfer, mortgage or assign any of the Acquired Assets or Liabilities, tangible or intangible, other than in the ordinary course of business;
     (iv) cancel, compromise, knowingly waive or release any material right or claim (or series of related rights and claims) under any contracts that form a part of the Acquired Assets, outside the ordinary course of business;
     (v) make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or agree to pay, conditionally or otherwise, any material bonus, incentive, retention or other compensation, retirement, welfare, fringe or severance benefit or vacation pay, to or in respect of any employee of the Business, other than the increases and payments in the ordinary course of business consistent with past practice in the compensation payable to employees of the Business;
     (vi) hire any employees such that the total number of employees of the Seller is increased by more than five (5), with the notable exception of temporary or full-time personnel required to fulfill new billable contracts only; and
     (vii) agree to do any of the foregoing.
     If Seller wishes to engage in any act that falls within the provisions of Section 6.1(B), Seller shall provide prior written notice thereof to Buyer who shall advise Seller within five (5) business days of any objection Buyer has with such action. If Buyer fails to object within such period, Buyer shall be deemed to have waived any objection to such act.
     6.2. Access. Subject to reasonable notice and as permitted by law, and subject to the Non-Disclosure Agreement, Seller shall afford to Buyer and its accountants, counsel and other agents and representatives access during normal business hours throughout the period from the date hereof until the earlier of (i) the Closing Date or (ii) the Termination Date to all of the properties, books, contracts, commitments and records of the Business and, during such period, Seller shall furnish promptly to Buyer and its representatives in relation to the Business access to all other information concerning the business, properties and personnel of the Business as Buyer may reasonably request. Seller shall promptly upon request provide Buyer access to a true, complete and correct copy of each written agreement or other instrument, together with all amendments or clarifications thereto, and a true, complete and correct summary of the terms and conditions of each oral agreement, identified in Seller’s Disclosure Schedule. If access is restricted due to a term in the agreement or by Applicable Law, Seller shall use its commercially reasonable efforts to secure consent from the other party(ies) to the agreement to provide such access prior to the Closing with sufficient time for Buyer review. Buyer will treat the documents and other material and information referred to in this Section 6.2 as confidential in compliance with Section 8.5.
     6.3. Release of Liens, Security Interests and Financing Leases. Except as set forth in Schedule 6.3, Seller shall transfer the Acquired Assets to Buyer at the Closing free and clear of all liens, interests, claims, security interests and encumbrances, including acquired financing/capital leases (and any liens and interests associated therewith) and other contracts acquired by Buyer. Seller shall transfer the Assigned Assets listed on Schedule 6.3 at the Closing subject to all liens, interests, claims, security interest and encumbrances, including, acquired financing/capital leases (and any liens and interests associated therewith) and other contracts acquired by Buyer.
     6.4. Non-Competition and Non-Solicitation – Seller and Shareholder.
     6.4.1. Non-Competition. Each of Seller and Shareholder and their respective direct and indirect parent and subsidiary entities hereby covenant and agree, jointly and severally, that for a period of three (3) years hereafter (the “Restricted Period”), within the northeast region of the United States neither Seller nor Shareholder will own, manage, operate, join, control or participate in the ownership, management, operation or control of, any business (whether in corporate, proprietorship or partnership form or otherwise) which would be in competition with the Business purchased by Buyer (excluding the activities and agreements of Shareholder and their respective direct and indirect parent and subsidiary entities related to the distribution, sale, service or support of their products and services, in any such business); provided, however, that this provision shall not be interpreted to prevent any party or any affiliate from beneficially owning, directly or indirectly, solely as an investment, securities of any entity which are publicly traded so long as such ownership in the aggregate is less than a two percent (2%) interest therein.
     6.4.2. Non-Solicitation. Each of Seller and Shareholder hereby covenants and agrees, jointly and severally, that throughout the Restricted Period, neither Seller nor Shareholder, without the prior written consent of Buyer, will directly or indirectly, employ, solicit or attempt to employ or solicit away any person who, is currently or at such time a director, officer or employee of Buyer.
     6.4.3. Reasonableness of Restrictions. Each of Seller and Shareholder acknowledges and agrees that the foregoing restrictive covenants are reasonable notwithstanding the expense or hardship that they may impose. Each has received fair and adequate consideration for entering into these covenants and further agrees that if any of the provisions of these covenants are or become unenforceable, the remainder of these covenants will nevertheless remain binding to the fullest extent possible, taking into consideration the purposes and spirit hereof. If any restriction set forth in this section is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time, or over too great a range of activities or is too broad a geographic area, the covenants set forth herein shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable, it being understood and agreed that by the execution of this Agreement, the parties hereto regard the restrictions herein as reasonable and compatible with their respective rights.
     6.5. Plans, Benefits and Policies. Seller acknowledges that it shall retain all liabilities related to its Plans.

     6.6. Use of Corporate Name. After the Closing Date, Seller will cease and discontinue the use the corporate name “DCI,” “Delta Computec Inc.” or any other name confusingly similar to such names. Seller may refer to those names in connection with identifying itself as “formerly known as” one or more of those names where such identification is required by financial or SEC reporting or other law, rule or regulation.
     6.7. Tax Certificates As soon as possible after the Closing, Seller will provide to Buyer certificates dated as of a date after the Closing Date (A) as to the good standing and payment of all applicable Taxes by Seller for New Jersey and New York and (B) from the appropriate taxing authorities for New Jersey and New York stating that no Taxes are due to such state or other taxing authority for which Buyer could have liability to withhold or pay Taxes with respect to the transfer of the Acquired Assets.
     6.8. Brokers. Seller covenants that Buyer shall have no obligation or liability to any entity or person set forth in Schedule 4.15 or otherwise with respect to any such commissions, brokers’ or finders’ fee.
     6.9. Exclusivity. Until the earlier of (i) the Closing or (ii) the Termination Date, neither Seller nor any of its affiliates will, directly or indirectly, through any of their respective officers, directors, agents, affiliates or representatives will solicit, accept or entertain any other offer to acquire or enter into discussions with or provide information to others concerning the acquisition of the Acquired Assets or capital stock of Seller or any substantial part thereof, whether by merger, sale of stock, sale of assets or other means.
ARTICLE 7
COVENANTS OF BUYER
     7.1. Investigation. In conducting its review of the Business, Buyer shall conduct itself so as to not unreasonably interfere with the Business or with the performance of Seller’s employees.
     7.2. Non-Solicitation. In the event that the Closing does not occur for any reason, for a period of one (1) year from the execution of this Agreement, Buyer agrees not to solicit any employee of Seller as of the date hereof, or, to Buyer’s Knowledge enter into discussions for, or engage for any purpose or in any capacity, the services of any employee of Seller as of the date hereof or solicit, enter into discussions for, or engage any customer that is a party to an Assumed Customer Contract for business that is substantially similar to the business described in such Assumed Customer Contract.
     7.3. WARN Act. At the Closing, Buyer agrees to hire a sufficient number of Seller’s employees such that notification under the Workers Adjustment and Retraining Notification Act is not required due to the Contemplated Transactions.
     7.4. Brokers. Buyer covenants that Seller shall have no obligation or liability to any entity or person set forth in Schedule 5.7 or otherwise with respect to any such commissions, brokers or finders fee.
     7.5. Transfer Limits. For a period of three (3) years subsequent to the Closing, prior to any transfer of all or substantially all of the Assets of the Business by Buyer or assignment by Buyer of all or substantially all the operations, customer contracts, or renewals and extensions of the customer contracts of the Business to another person(s) or entity(ies) whether affiliates or third-parties, Buyer will obtain and deliver to Seller from all such person(s) or entity(ies) a written agreement that such person(s) or entity(ies) assume all the Buyer obligations under this Agreement to Seller for the payments set forth pursuant to Section 3.2(B-D) when due and owing, and such transfer or assignment shall not release

Buyer from its obligation to the extent such obligations are not fulfilled by the person(s) or entity(ies) that have assumed such obligations.
     7.6. COBRA. Buyer shall have the obligation to former employees of Seller under Section 54-4980B-9 of the Income Tax Regulations to provide all coverage pursuant to such section.
ARTICLE 8
COVENANTS OF ALL PARTIES
     8.1. Cooperation Among Parties. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to cooperate with each other in order to consummate the Contemplated Transactions in a timely manner, including doing the following;
     (A) to execute and deliver any further instruments or documents that are reasonably requested by a party or counsel to any party signatory hereto to evidence or facilitate the consummation of the Contemplated Transactions;
     (B) to enter into mutually acceptable arrangements pursuant to which any payments recovered by Seller following the Closing Date in respect of receivables arising under the Assumed Customer Contracts and other contracts acquired by Buyer following the Closing Date are promptly remitted to Buyer;
     (C) to assign to Buyer all capital and operating leases of Seller used in the operation of the Business that are included in the Acquired Assets;
     (D) assist in the audit of the presale accounting cut off activity; and
     (E) assist in preparation and payment of Taxes due related to the presale business.
The parties acknowledge and agree they will work together in an attempt to (i) finalize forms of ancillary agreements to be delivered at the Closing, and (b) close the Contemplated Transactions as soon as feasible after the execution of this Agreement.
     8.2. Consents.
     Seller and Buyer will use their commercially reasonable efforts to obtain prior to the earlier of the date required (if so required) or the Closing Date, the consents set forth on Schedule 9.6(B) and all authorizations, consents, orders, permits or approvals of, or notices to, or filings, registrations or qualifications with, all Governmental Authorities, for the consummation of the Contemplated Transactions.
     8.3. Liability for Transfer Taxes.
     (A) Seller shall be responsible for and pay in a timely manner all sales, use, value added, documentary, stamp, registration, transfer, conveyance, excise, recording, license and other similar Taxes and fees (including without limitation any goods and services Tax, but for the avoidance of doubt, excluding any income Taxes) (“Transfer Taxes”) arising out of or in connection with or attributable to the Contemplated Transactions. Seller shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes that are required under Applicable Law.
     (B) Nothing herein shall prevent Seller from seeking exemption from the payment of any such Transfer Taxes, or seeking payment of Transfer Taxes at a favorable tax rate, under applicable law, including, but not limited to, Section 1146 of the Bankruptcy Code.

     8.4. Prorations. Real and personal property Taxes that are paid or payable with respect to the Acquired Assets for the year 2005 shall be prorated between Seller and Buyer based on their respective period of ownership in year 2005. The pro rate portion of such Taxes shall be adjusted between Seller and Buyer at the Closing. If the year 2005 Tax bills are unavailable on the Closing Date, the actual Taxes for the year 2004 will be used for proration purposes. In the event that Taxes for year 2005 are increased over actual Taxes for year 2004, Seller will remain liable for the increase over the pro-rated portion through the Closing Date and shall pay to Buyer the amount of such increase within thirty (30) days following Buyer’s delivery to Seller of reasonable evidence of such tax increase, if applicable. Payments for any leases that are paid or payable with respect to the Acquired Assets for the year 2005 shall also be prorated between Seller and Buyer based on their respective period of ownership in year 2005.
     8.5. Confidentiality.
     (A) Except as expressly modified by this Agreement, the Confidentiality Agreement dated March 29, 2005, (the “Confidentiality Agreement”) will remain in full force and effect. If the Contemplated Transactions are not consummated, Buyer will immediately return or destroy all confidential information of the Seller and any and all copies thereof, however stored, and, if requested by Seller, shall certify conformity with this Section 8.5(A) in writing.
     (B) Except to the extent a party is required by law, rule or regulation, no party shall, and each party will direct its Representatives not to make, without the prior written consent of the other parties, directly or indirectly, any public comment, statement or communication with respect to, or otherwise disclose or to permit the disclosure of the existence of, the terms of this Agreement. If a party is required by law to make such a disclosure, or if a party must make such disclosure to satisfy a legal demand of a court of competent jurisdiction or regulatory body, it must first provide to the other parties the content of the proposed disclosure, and the time and place that the disclosure will be made.
ARTICLE 9
CONDITIONS TO OBLIGATIONS OF BUYER TO CLOSE
     The obligations of Buyer to purchase the Acquired Assets and Liabilities and otherwise consummate the Contemplated Transactions that are to be consummated at the Closing are subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may (to the extent permitted by Applicable Law) be waived by Buyer, in its sole discretion, in whole or in part):
     9.1. Accuracy of Representations and Warranties. The representations and warranties of Seller set forth in Article 4 shall be accurate in all material respects as of the Closing, as though made on and as of the Closing Date, except to the extent that (A) any of such representations and warranties refers specifically to a date other than the Closing Date, in which case such representation or warranty shall have been accurate in all material respects as of such other date, and (B) the accuracy of any of such representations and warranties is affected by any of the Contemplated Transactions.
     9.2. Performance. Seller shall have performed in all material respects all obligations required by this Agreement to be performed by it on or before the Closing Date.
     9.3. No Conflict. The Contemplated Transactions and the consummation of the Closing shall not be illegal or prohibited under any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the Contemplated Transactions or the consummation of the Closing or imposing damages in respect thereto, shall be in effect, and there shall be no pending or threatened actions or proceedings by any Governmental

Authority (or determinations made by any Governmental Authority) that would reasonably be expected to have a material adverse effect on the Contemplated Transactions.
     9.4. Certificate. Buyer shall have received from duly authorized Representatives of Seller certificates dated as of the Closing Date, confirming, to such person’s Knowledge, that the conditions applicable to it in Sections 9.1, and 9.2 have been met, and including copies of the necessary corporate resolutions of Seller that authorize the transaction.
     9.5. Consents. All approvals, consents, waivers and authorizations required to be obtained by Seller in connection with the Contemplated Transactions, consisting of those consents listed on Schedule 9.5(B) shall have been obtained and shall be in full force and effect. Seller shall not be required to obtain any consents (i) relating to the Assumed Customer Contracts or (ii) listed on Schedule 9.5(A) and Buyer shall execute a waiver letter with regard thereto.
     9.6. Transfer Documents. Seller shall have delivered to Buyer at the Closing all documents, certificates and agreements necessary to transfer to the extent assignable to Buyer all of Seller’s right and title to and interests in the Acquired Assets and Liabilities, in form and substance reasonably satisfactory to Buyer, including, without limitation:
     (A) bills of sale, assignments, leases and general conveyances with respect to the Acquired Assets and Liabilities, dated as of the Closing Date;
     (B) assignments of all Assumed Customer Contracts and any other agreements and instruments constituting Acquired Assets and Liabilities assigning to the extent assignable to Buyer all of Seller’s right, title and interest therein and thereto, dated as of the Closing Date;
     (C) certificates of title to all Acquired Assets identified on Schedule 2.1(A) that are evidenced by titles, duly endorsed for transfer to Buyer as of the Closing Date; and
     (D) any UCC termination filings that are necessary for Seller to be able to transfer and convey to Buyer the Acquired Assets and Liabilities free and clear of any and all liens, interests, claims, security interests and encumbrances, other than Permitted Liens.
     9.7. Other Deliveries. Buyer shall have received the deliveries set forth in Section 3.5 (B).
     9.8. Change of Corporate Name. On or prior to the Closing Date, and in any event within five (5) business days after the Closing Date, Seller will have provided to Buyer evidence that Seller has legally changed its corporate name to some other name that does not include the initials “DCI,” the name “Delta Computec Inc.” or any other name confusingly similar to such name.
     9.9. No Material Adverse Effect. Since the date of this Agreement, there shall have been no event or circumstance or series of related events or circumstances that have caused or could reasonably be expected to cause a Material Adverse Effect on the Business.
     9.10. Landlord Consent. The landlord (“Landlord”) of the premises located at 900 Huyler Street, Teterboro, New Jersey, leased by the Seller from the Landlord pursuant to a lease agreement dated July 23, 1991 as thereafter amended from time to time (the “Teterboro Lease”) shall have executed a consent to the assignment of the Teterboro Lease from Seller to Buyer.
     9.11. Keltic Consent. Buyer and Keltic Financial Partners, LLC (“Keltic”) shall have entered into an agreement pursuant to which, upon occurrence of the Closing, Seller and Shareholder shall be released from any and all obligations under the Senior Secured Credit Facility between Keltic and Seller dated as of October 11, 2002, as amended and the documents related thereto (the “Keltic Agreement”) on and from the date of closing date.
     9.12. Ardinger Consent. The Ardinger Family Partnership, LTD shall have executed a consent to the Contemplated Transactions as lender to Parent under the credit note and security agreement with the Ardinger Family Partnership, Ltd.
ARTICLE 10
CONDITIONS TO OBLIGATIONS OF SELLER TO CLOSE
     The obligation of Seller to sell, transfer and convey the Acquired Assets and Liabilities to Buyer and otherwise consummate the Contemplated Transactions that are to be consummated at the Closing is subject to the satisfaction, as of the day of Closing, of the following conditions (any of which may (to the extent permitted by Applicable Law) be waived by Seller, in its sole discretion in whole or in part):
     10.1. Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Article 5 shall be accurate in all material respects as of the Closing, as though made on and as of the Closing Date, except to the extent that (A) any of such representations and warranties refers specifically to a date other than the Closing Date, in which case such representation or warranty shall have been accurate in all material respects as of such other date, or (B) the accuracy of any of such representations and warranties is affected by any of the Contemplated Transactions.
     10.2. Performance. Buyer shall have performed in all material respects all obligations required by this Agreement to be performed by Buyer on or before the Closing Date.
     10.3. No Conflict. The Contemplated Transactions and the consummation of the Closing shall not be illegal or prohibited under any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the Contemplated Transactions or the consummation of the Closing, or imposing damages in respect thereto, shall be in effect, and there shall be no pending or threatened actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) that would reasonably be expected to have a material adverse effect on the Contemplated Transactions.
     10.4. Certificate. Seller shall have received from a duly authorized Representative of Buyer a certificate dated the Closing Date confirming, to such person’s Knowledge, that the conditions in Sections 10.1 and 10.2 have been met, and including copies of the necessary resolutions of Buyer that authorize the transaction.
     10.5. Consents. All corporate approvals, consents, waivers and authorizations required to be obtained by Buyer in connection with the Contemplated Transactions, including those consents that are identified on Schedule 10.5, shall have been obtained and shall be in full force and effect.
     10.6. Other Deliveries. Seller shall have received the deliveries required to be made to them as set forth in Section 3.5 (A).
     10.7. Landlord Consent. The Landlord of the Teterboro Lease shall have executed a consent to the assignment of the Teterboro Lease from Seller to Buyer, and shall have released Seller from any and all obligations under the Teterboro Lease on and from and after the Closing Date.
     10.8. Keltic Consent. Buyer and Keltic shall have entered into an agreement pursuant to which upon occurrence of the Closing Seller and Parent are to be released from any and all obligations under the Senior Secured Credit Facility between Keltic Financial Partners, LP and Delta Computec Inc.

dated as of October 11, 2002, as amended and documents related thereto (collectively, the “Keltic Agreement”) on and from and after the Closing Date.
     10.9. Delaware Opinion. Parent and Seller shall have received the legal opinion of Morris, Nichols, Arsht & Tunnell, dated the Closing Date to the effect that no vote or consent of the stockholders of Parent is required as a condition to be completed for the consummation of the Contemplated Transactions.
     10.10. No Material Adverse Effect. Since the date of this Agreement, there shall have been no event or circumstances or series of related events or circumstances that have caused or could reasonably be expected to cause a Material Adverse Effect on Buyer.
     10.11. Release. At the Closing, John Devito shall have released Seller and Shareholder from any liability and responsibility for his compensation, retention and severance agreements, which release shall be in form and content mutually agreed upon between Seller, Shareholder and John Devito, including, without limitation, any amounts that are or might be deemed to be owed to John Devito under any employment plan or agreement
     10.12. Reseller Agreement. At the Closing, Buyer shall enter into a reseller agreement with Parent and its subsidiaries to promote, market and sell video communications products in form and substance acceptable to Buyer and Seller.
     10.13. Waiver Letter. At the Closing, Buyer shall have provided the waiver letter described in Section 9.5.
     10.14. Ardinger Consent. The Ardinger Family Partnership, LTD shall have executed a consent to the Contemplated Transactions as lender to Parent under the credit note and security agreement with the Ardinger Family Partnership, Ltd.
     10.16 Backup Certification of Representations and Warranties. At the Closing, each of John DeVito and Alex Roque shall have executed certifications in favor of Seller and Shareholder in form and content mutually agreed upon between Seller, Shareholder and John DeVito and Alex Roque pursuant to which each of John DeVito and Alex Roque shall certify that to the best of their actual knowledge, after due inquiry, the representations and warranties set forth by Seller and Shareholder in Article 4 were accurate on the date of this Agreement and as of the Closing, as though made on and as of the Closing Date, except to the extent that (A) any of such representations and warranties refers specifically to a date other than the Closing Date, in which case such representation or warranty shall have been accurate as of such other date, or (B) the accuracy of any of such representations and warranties is affected by any of the Contemplated Transactions.
ARTICLE 11
TERMINATION
     11.1. Right to Terminate Agreement. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing (the actual date on which this Agreement is terminated being referred to herein as the (“Termination Date”)) by written notice from one party to the other under the following circumstances:
     (A) by Buyer or Seller, if the Closing has not occurred on or before the Closing Date, unless such failure to close is due to the failure of the party seeking to terminate this Agreement to comply in all material respects with its obligations under this Agreement;
     (B) by mutual written consent of Buyer and Seller;

     (C) by Buyer, if any of the conditions in Article 9 have not been satisfied in each case as of the Closing Date (other than through the failure of Buyer to comply with Buyer’s obligations under this Agreement), and Buyer has not waived such conditions on or before the Closing Date; and
     (D) by Seller, if any of the conditions in Article 10 have not been satisfied or if satisfaction of any such condition is or becomes impossible, in each case as of the Closing Date (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such conditions on or before the Closing Date.
     11.2. Effect of Termination. Upon the termination of this Agreement pursuant to Section 11.1:
     (A) Buyer shall promptly cause to be returned to Seller all documents and information obtained from Seller in connection with this Agreement and the Contemplated Transactions and all confidential information of Seller, including any copies of such documents and information.
     (B) All rights and obligations of the parties hereunder shall terminate without any liability of any party to the other party except for (i) the obligations of Buyer under Section 7.2, (ii) the confidentiality provisions contained in Section 8.5 and the Confidentiality Agreement entered into prior to this Agreement, (iii) the rights and obligations of the parties under Sections 11.2, and (iv) Article 13. The parties agree that the remedies of the parties set forth in paragraphs (i) – (iv) of this Section 11.2(B) are the sole and exclusive remedies of the parties upon the termination of this Agreement prior to the Closing.
ARTICLE 12
SURVIVAL AND LIMITATION OF LIABILITY
     12.1. Survival of Representations, Warranties and Covenants. The representations and warranties set forth in this Agreement shall survive for a period of twelve months from the Closing Date. Notwithstanding the above, any and all representations, warranties as to taxes or tax liabilities shall continue for the applicable tax statute of limitations. Notwithstanding the immediately preceding sentences, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the immediately preceding sentences if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time; provided, however, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice. All covenants and agreements of the parties contained in this Agreement will survive the Closing indefinitely.
     12.2. Indemnification.
     12.2.1. Seller and Shareholder each hereby agree, to indemnify, defend and hold harmless Buyer, and its successors and assigns against any and all liabilities, damages and losses, and all costs or expenses, including, without limitation, reasonable attorneys’ and consultants’ fees and expenses (excluding incidental and consequential damages) (all of the foregoing hereinafter referred to as “Damages”), incurred or suffered by Buyer as a result of or arising out of (i) any inaccuracy or breach of any of the representations or warranties made by the Seller and Shareholder, and (ii) the breach of any covenant, obligation or agreement made or to be performed, fulfilled or complied with by Seller and/or Shareholder pursuant to this Agreement or the agreements to be executed in connection therewith;
     12.2.2 Buyer hereby agrees, to indemnify, defend and hold harmless the Seller and Shareholder against Damages incurred or suffered as a result of or arising out of (i) any inaccuracy or breach of any representation or warranty made by Buyer in or pursuant to this Agreement, and (ii) the breach of any covenant or agreement made or to be performed, fulfilled or complied with by Buyer pursuant to this Agreement, including the payment of any of the Assumed Liabilities.
     12.3. Procedures.
     12.3.1. If any person whom or which is entitled to seek indemnification under Section 12.2.1 or Section 12.2.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any third party claim against such Indemnified Party with respect to which the person against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) days after receipt of such written notice of such third party claim. Such notice by the Indemnified Party will describe the third party claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in, or, by giving written notice to the Indemnified Party, to assume, the defense of any third party claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (reasonably satisfactory to the Indemnified Party), and the Indemnified Party will cooperate in good faith in such defense.
     12.3.2. If, within fifteen (15) days after giving notice of a third party claim to an Indemnifying Party pursuant to Section 12.3.1, an Indemnified Party receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such third party claim as provided in the last sentence of Section 12.3.1, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such third party claim within ten (10) days after receiving written notice from the Indemnified Party that the Indemnified Party reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify the Indemnified Party in respect of all damages relating to the matter, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any third party claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non monetary relief applicable to the Indemnified Party. If a firm offer is made to settle a third party claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such third party claim and, in such event, the maximum liability of the Indemnifying Party as to such third party claim will not exceed the amount of such settlement offer. The Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees of the Indemnified Party necessary in connection with the Indemnifying Party’s defense of any third party claim that is the subject of a claim for indemnification by an Indemnified Party hereunder.
     12.3.3. Any claim by an Indemnified Party on account of Damages which does not result from a third party claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) days after the Indemnified Party becomes aware of such Direct Claim. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of fifteen (15) days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such fifteen (15) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
     12.3.4. Failure to give timely notice or to include any specified information in any notice as provided in Section 12.3.1, 12.3.2 or 12.3.3 will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure.
     12.4. Exclusivity. The parties hereto hereby acknowledge and agree that one of the purposes of the representations and warranties and covenants and obligations in this Agreement is to give the aggrieved party the right to be indemnified pursuant to this Agreement. Accordingly, each of the parties hereto hereby acknowledge and agree that except for a claim or action for fraud, the indemnification rights of the parties under this Article 12 represent the sole and exclusive remedy that the parties hereto have following the Closing with respect to any misrepresentation or breach of any representation or warranty under this Agreement on the part of any party hereto. Notwithstanding anything to the contrary herein, (i) no party hereto shall be required to make an indemnification payment until the aggregate Damages of the Indemnified Party exceed $5,000 (the “Threshold Amount”) and no party hereto shall be required to indemnify the other party in an aggregate amount in excess of Eight Hundred Thousand Dollars ($800,000.00).
     12.5. Right of Set-Off. Pursuant to the procedures set forth in this Section 12.5, Buyer shall be entitled to pursue the Seller and the Shareholder for amounts pursuant to this Article 12 or under any other provision of this Agreement by any and all remedies available in law and/or in equity, including, but not limited to, the right of Buyer to set-off any amount due as a direct credit against any sums due or becoming due to the Seller or Shareholder under this Agreement. In the event Buyer makes a claim, in good faith (the “Buyer Claim”) for indemnification under this Article, Buyer may, at its option, by giving written notice to Seller and the Shareholder (without limiting any other rights it may have at law or equity), withhold all or a portion of the amounts to be paid under this Agreement or any other agreement, and pay such amounts into escrow with an escrow agent to be mutually agreed upon by Buyer and Seller. Such amounts will be held in escrow pending final adjudication or settlement of the claim. The amount to be withheld shall equal the indemnification reasonably deemed due under the Buyer Claim. On the date that there is a final adjudication or settlement of the Buyer Claim, if the final adjudication or settlement (the “Settlement Amount”) equals or exceeds the escrow amount, Buyer shall retain the escrow amount, together with any and all interest accrued and earned on the escrowed funds, in full or partial satisfaction of the Buyer Claim, as the case may be, and if the Settlement Amount is less than the escrow amount, the remaining escrow amount will be released to the Seller.
ARTICLE 13
MISCELLANEOUS PROVISIONS
     13.1. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (A) delivered personally, (B) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or (C) sent by reputable next-day or overnight mail or courier. All such notices, requests, demands, waivers and other communication shall be deemed to have been received (i) if by personal delivery, upon delivery, (ii) if by certified or registered mail, on the fifth business day after the mailing thereof, (iii) if by next-day or overnight mail or courier, on the business day after such mailing, (iv) if by facsimile, after telephone confirmation that the facsimile has been received in total. Any communications to a party shall be sent to the party at the following addresses:

Buyer:	Delta Computec LLC
Two Sound View Drive
Suite 100
Greenwich, CT 06830
Attention: John Desrosier
Tel: 203-552-1440
Fax: 203-552-1483

with a copy to:	Pullman & Comley
90 State House Square
Hartford, CT 06103
Attn: Andrew C. Glassman, Esq.
Tel: 860-541-3316
Fax: 860-424-4370

Seller:	Delta Computec Inc.
17300 Dallas Parkway, Suite 2000
Dallas, Texas 75248
Attention: Chief Financial Officer
Tel: 972-488-7200
Fax: 972-488-7299

with a copy to:	Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
Attention: Janice V. Sharry, Esq.
Tel: 214-651-5562
Fax: 214-200-0676
or, in each case, to such other address of a party as may be specified in writing by such party to the other parties in the manner set forth in this Section 13.1.
     13.2. Severability. Any term or provision of the Agreement that is invalid or unenforceable in any jurisdiction, as to such jurisdiction, shall be ineffective to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of the Agreement or affecting the validity or enforceability of any of the terms or provisions of the Agreement in any other jurisdiction.
     13.3. Reliance on Counsel and Other Advisors. Each party has consulted such legal, financial, technical or other experts as it deems necessary or desirable before entering into the Agreement. Each party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of the Agreement.
     13.4. Exhibits and Schedules. Each of the Exhibits and Schedules referred to in the Agreement and attached hereto, and all signed documents to be delivered in connection with this Agreement are an integral part of the Agreement and are incorporated herein by this reference.
     13.5. Rules of Construction. Unless the context otherwise requires: (A) a term has the meaning assigned to it; (B) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; (C) references in the singular or to ‘him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be; (D) the use of the word “including” shall mean including, without limitation, with regard to the items listed thereafter; (E) the headings in the Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of the Agreement or any provision thereof; (F) the Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted and caused the Agreement to be drafted; (G) the use of the term “specific” in relation to a subject means relating exclusively to that subject; (H) references to “commercially reasonable efforts” in the Agreement shall require the efforts that a prudent person desirous of achieving a commercially reasonable result would use in similar circumstances to achieve a result within a commercially reasonable time; and (I) whenever a payment is to be made under the Agreement, such payment shall be by bank check or wire transfer.
     13.6. Waiver; Remedies Cumulative. Except as expressly set forth in this Agreement, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (A) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (B) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (C) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. Any waiver must be in writing and signed by the party or parties against whom it is sought to be enforced.
     13.7. Costs. Except as expressly set forth in this Agreement, each of Buyer and the Seller will be responsible for and bear all of its respective costs and expenses (including the expenses of its representatives) incurred at any time in connection with this Agreement and the Contemplated Transactions. To the extent Seller has paid prior to closing any of the costs and expenses incurred in connection with the closing of the Contemplated Transactions, but not limited to, costs and expenses related to the preparation of the 2004 audited financials and legal and professional fees for agreements or opinions, for itself or Shareholder, such expenses shall be deducted from the Purchase Price paid by Buyer at closing.
     13.8. Entire Agreement. Except with respect to the Confidentiality Agreement, this Agreement constitutes the entire agreement among the parties and supersedes all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the parties on the subject matter thereof. Except as otherwise provided herein, this Agreement may be amended or modified only by a writing executed by all of the parties.
     13.9. Assignments; Successors; and No Third Party Rights. No party may assign any of its rights or delegate any of its rights or obligations under this Agreement without the prior written consent of the other parties. Subject to the foregoing, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except for such rights as shall inure to a successor or permitted assignee pursuant to this Section 13.9.

     13.10. Governing Law; Jurisdiction and Service of Process. This Agreement will be governed by and construed under the laws of the State of Texas without regard to conflicts-of-laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement or any of the other Agreements to which reference is made herein, shall be brought in the courts of the State of Texas, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Texas. Each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
     13.11. Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which will be deemed to be an original of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.
[signatures on next page]

     IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the date first above written.
BUYER:
Delta Computec LLC

By:	/s/ John N. Desrosier

Name:	John N. Desrosier

Title:	Manager

SELLER:
Delta Computec Inc.
By:  /s/ George C. Platt
Name:  George C. Platt
Title:  CEO
SHAREHOLDER
ViewCast.com, Inc.
By:  /s/ George C. Platt
Name:  George C. Platt
Title:  CEO
Acknowledged with respect to Section 10.11 by:
JOHN DEVITO:

By:	/s/ John DeVito

John DeVito

EXHIBIT “A”
Definitions
     The following terms, as used in this Agreement, shall have the following meanings unless otherwise specifically defined therein:
     “Assets” shall mean all of the assets, tangible and intangible, real or personal, leased or owned, including without limitation the inventory, the accounts receivable, customer deposits, leasehold interests, intellectual property, equipment, goodwill and contract rights.
     “Acquired Assets” has the meaning set forth in Section 2.1.
     “Acquired Assets and Liabilities” has the meaning set forth in Section 2.1.
     “Acquisition” has the meaning set forth in the Recitals.
     “Agreement” has the meaning set forth in the introductory paragraph.
     “Applicable Law” means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority, and (b) orders, decisions, injunctions, judgments, awards and decrees of, or agreements with, any Governmental Authority.
     “Assumed Customer Contracts” has the meaning set forth in Section 2.1.
     “Assumed Customer Contracts Value” has the meaning set forth in Section 3.3.
     “Assumed Liabilities” has the meaning set forth in Section 2.3.
     “Business” means providing professional information technology services including Internet and intranet consulting, network design, and onsite support for customers located primarily in the northeastern U.S.
     “Buyer” has the meaning set forth in the introductory paragraph.
     “Buyer Claim” has the meaning set forth in Section 12.5.
     “Buyer’s Disclosure Schedule” has the meaning set forth in Article 5.
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” has the meaning set forth in Section 3.1.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” has the meaning set forth in Section 8.5.
     “Contemplated Transactions” means the transactions contemplated by the Agreement.

     “Contracts” means all legally binding agreements, contracts, commitments, orders, licenses, leases and other instruments and arrangements, express or implied, oral or written, whether or not enforceable.
     “Contract Valuation Date” has the meaning set forth in Section 3.3.
     “Contract Value” has the meaning set forth in Section 3.3.
     “Damages” has the meaning set forth in Section 12.2.
     “Direct Claim” has the meaning set forth in Section 12.3.3.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” has the meaning set forth in Section 4.16.
     “Equipment Leases” has the meaning set forth in Section 5.7.
     “Excluded Assets” has the meaning set forth in Section 2.2.
     “Excluded Liabilities” has the meaning set forth in Section 2.4.
     “Financial Statements” has the meaning set forth in Section 4.5.
     “Financial Statements Date” has the meaning set forth in Section 4.5.
     “Free Space” has the meaning set forth in Section 3.3.
     “Free Space Rental Value” has the meaning set forth in Section 3.3.
     “GAAP” means generally accepted United States accounting principles, applied on a consistent basis.
     “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental authority, quasi-governmental, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, any tribunal or arbitrator(s) of competent jurisdiction and any self-regulatory organization.
     “Indemnified Party” has the meaning set forth in Section 12.3.1.
     “Indemnifying Party” has the meaning set forth in Section 12.3.1.
     “Keltic” has the meaning set forth in Section 10.8.
     “Keltic Agreement” has the meaning set forth in Section 10.8.
     “Landlord” has the meaning set forth in Section 10.8.
     “Material Adverse Effect on Buyer” has the meaning set forth in Section 5.4.

     “Material Adverse Effect on the Business” has the meaning set forth in Section 4.1.
     “Permits” has the meaning set forth in Section 4.11.
     “Permitted Liens” shall mean (i) that certain UCC-1 financing statement applicable to the open line of credit with Keltic which shall be assumed by Buyer and any liens or lease notices filed against any Acquired Assets subject to lease financing obligations which Buyer has specifically assumed hereunder; (ii) liens for Taxes due but not yet owing; and (iii) liens of materialmen, mechanics, warehousemen, carriers or other similar liens arising in the ordinary course of business and securing obligations which are not delinquent.
     “Plans” has the meaning set forth in Section 4.16.
     “Purchase Price” has the meaning set forth in Section 2.1.
     “Qualified Plans” has the meaning set forth in Section 4.16.
     “SEC” means the Securities and Exchange Commission.
     “Seller” has the meaning set forth in the introductory paragraph.
     “Seller’s Disclosure Schedule” has the meaning set forth in Article 4.
     “Seller’s Knowledge” (or other words to that effect) means the actual knowledge of the following individuals: Mr. Alex Roque, Mr. John DeVito and Ms. Laurie Latham after due inquiry by such individuals of those employees or agents who are in a position to know or to be aware of the existence of facts or circumstances relevant to the representations made in this Agreement.
     “Settlement Agreement” has the meaning set forth in Section 12.5.
     “Shareholder” has the meaning set forth in the preamble.
     “Sublease Period” has the meaning set forth in Section 3.3.
     “Sublease Space” has the meaning set forth in Section 3.3.
     “Taxes” in the plural and “Tax” in the singular means all federal, state, local and foreign Taxes, including income, employment (including Social Security, withholding and state disability), excise, property, franchise, gross income, real or personal property, ad valorem, sales, use, customs, duties, and other Taxes, fees, assessments or charges of any kind, together with all interest, additions to Tax and penalties relating thereto.
     “Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Termination Date” has the meaning set forth in Section 11.1.
     “Teterboro Lease” has the meaning set forth in Section 10.8.
     “Thirty-Six Month Payment Date” has the meaning set forth in Section 3.2.

     “Threshold Amount” has the meaning set forth in Section 12.4.
     “Transfer Taxes” has the meaning set forth in Section 8.3.
     “Twelve Month Payment Date” has the meaning set forth in Section 3.2.
     “Twenty-Four Month Payment Date” has the meaning set forth in Section 3.2.

INDEX OF SCHEDULES

Schedule 2.1	—	Assets
Schedule 2.2	—	Excluded Assets
Schedule 2.3	—	Assumed Liabilities
Schedule 3.3(B)	—	Existing Valid Bids and Written Quotes as of the Closing Date
Schedule 4.4	—	Seller’s Governmental Authorities and Third Party Consents
Schedule 4.5	—	Exceptions to Financial Statements and Undisclosed Liabilities Representation
Schedule 4.6	—	Seller’s Exceptions to Absence of Certain Changes or Events
Schedule 4.7(A)	—	Exceptions to Title to Acquired Assets Representation
Schedule 4.10	—	Proceedings and Liability
Schedule 4.12	—	Exceptions to Adequacy of Assets
Schedule 4.13(A)	—	Exceptions to Compliance with Other Instruments and Applicable Laws
Schedule 4.13(B)	—	Exceptions to Sales and Use Taxes
Schedule 4.15	—	Seller’s Brokers
Schedule 4.16(A)	—	Employee Benefit Plans
Schedule 4.16(D)	—	Health Care CoverageEmployees
Schedule 4.17	—	Exceptions to Taxes
Schedule 4.20.1	—	Employment Claims
Schedule 5.5	—	Governmental Authorizations and Third Party Consents to be Obtained by Buyer
Schedule 5.7	—	Buyer’s Brokers
Schedule 6.1	—	Exceptions to Conduct of Business
Schedule 6.3	—	Exceptions to Release of Liens and Encumbrances
Schedule 9.5(A)	—	Seller Consents Not Required
Schedule 9.5(B)	—	Seller Consents
Schedule 10.5	—	Buyer Consents

A-5